                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                           (Amendment No. ________)*

                     Optical Communication Products, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

               Class A Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  68382T 10 1
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

     [ ] Rule 13d-1(b)


     [ ] Rule 13d-1(c)


     [X] Rule 13d-1(d)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages
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-------------------------                                ---------------------
  CUSIP NO. 68382T 10 1            13G                     Page 2 of 4 Pages
-------------------------                                ---------------------

------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Mohammad Ghorbanali
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)

                         Not Applicable.                  (a) [_]
                                                          (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
                             12,387,160 (1)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY              0

     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER
                             12,387,160 (1)
    REPORTING

   PERSON WITH     -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                            0

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           12,387,160 (1)

------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                        Not Applicable

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           11.20% (2)

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

               IN

------------------------------------------------------------------------------
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  CUSIP NO. 68382T 10 1                                   13G                                Page 3 of 4 Pages
-------------------------                                                                  ---------------------

Item 1(a)      Name of Issuer:
                   Optical Communication Products, Inc.
               -------------------------------------------------------------------------------------------------
Item 1(b)      Address of Issuer's Principal Executive Offices:
                   20961 Knapp Street
               -------------------------------------------------------------------------------------------------
                   Chatsworth, California 91331
               -------------------------------------------------------------------------------------------------

               -------------------------------------------------------------------------------------------------
Item 2(a)      Name of Person Filing:
                   Mohammad Ghorbanali
               -------------------------------------------------------------------------------------------------
Item 2(b)      Address of Principal Business Offices or, if none, Residence:

                   20961 Knapp Street
               -------------------------------------------------------------------------------------------------
                   Chatsworth, California 91331
               -------------------------------------------------------------------------------------------------

               -------------------------------------------------------------------------------------------------
Item 2(c)      Citizenship
                   United States
               -------------------------------------------------------------------------------------------------
Item 2(d)      Title of Class of Securities:
                   Class A Common Stock, $0.001 par value per share
               -------------------------------------------------------------------------------------------------
Item 2(e)      CUSIP Number:
                   68382T 10 1
               -------------------------------------------------------------------------------------------------
Item 3.        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                   Not Applicable.
               -------------------------------------------------------------------------------------------------
Item 4.        Ownership.

               (a)     Amount Beneficially Owned:  Shares    12,387,160 (1)
                                                         -------------------------------------------------------
               (b)     Percent of Class: %      11.20% (2)
                                           ---------------------------------------------------------------------
               (c)     Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote:                       12,387,160
                                                                                      --------------------------
                       (ii)  shared power to vote or to direct the vote:                          0
                                                                                      --------------------------
                       (iii) sole power to dispose or to direct the disposition of:          12,387,160
                                                                                      --------------------------
                       (iv)  shared power to dispose or to direct the disposition                 0
                             of:                                                      --------------------------

Item 5.        Ownership of Five Percent or Less of a Class.

                   Not Applicable.
               -------------------------------------------------------------------------------------------------
Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                   Not Applicable.
               -------------------------------------------------------------------------------------------------
Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
               on by the Parent Holding Company.

                   Not Applicable.
               -------------------------------------------------------------------------------------------------
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                               Page 3 of 4 pages
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  CUSIP NO. 68382T 10 1                                   13G                                Page 4 of 4 Pages
-------------------------                                                                  ---------------------

Item 8.        Identification and Classification of Members of the Group.

                   Not Applicable.
               -------------------------------------------------------------------------------------------------
Item 9.        Notice of Dissolution of Group.

                   Not Applicable.
               -------------------------------------------------------------------------------------------------
Item 10.       Certification.

                   Not Applicable.
               -------------------------------------------------------------------------------------------------
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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    Feb. 12, 2001
                                       ---------------------------------------
                                                        Date:

                                             /s/ Mohammad Ghorbanali
                                       ---------------------------------------
                                                     (Signature)

                                       Name:    Mohammad Ghorbanali
                                       Title:   Chief Operating Officer

(1) Included in the number of shares Mr. Ghorbanali beneficially owns are: (i) 5,000,000 shares of Class A common stock held by Mohammad Ghorbanali, as trustee of the Mohammad Ghorbanali 2000 Trust dated October 1, 2000, (ii) 30,000 shares of Class A common stock held by Mohammad Ghorbanali, as trustee of the Navid Ghorbanali Irrevocable Trust dated October 1, 2000, (iii) 30,000 shares of Class A common stock held by Mohammad Ghorbanali, as trustee for the Negar Ghorbanali Irrevocable Trust dated October 1, 2000, and (iv) options to purchase 3,252,240 shares of Class A common stock, all of which are presently exercisable.

(2) Calculated based on (i) 41,380,040 shares of Class A common stock outstanding as of December 31, 2000, (ii) the conversion of 66,000,000 shares of Class B common stock outstanding as of December 31, 2000 into an equivalent number of Class A common stock, and (iii) the exercise of all options held by Mr. Ghorbanali.

                               Page 4 of 4 pages